SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[_X_] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005

or

[___] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from _____________ to ___________

Commission File Number: 0-27384

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Capital Corp of the West

401 (k) Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CAPITAL CORP OF THE WEST
(Exact name of registrant as specified in its charter)

550 West Main, Merced, CA 95340 (Address of principal executive offices)

Registrant’s telephone number, including area code:    (209) 725-2200

Former name, former address and former fiscal year, if changed since last report: Not applicable

CAPITAL CORP OF THE WEST
401(K) PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2004 AND 2005

TABLE OF CONTENTS

Page
Consent of Independent Registered Public Accounting Firm	1
Report of Independent Registered Public Accounting Firm	2

Financial Statements:
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

Supplementary Information:
Schedule H, Line 4i, Part IV- Form 5500 2005 Schedule of Assets (Held at End of Year)	10

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement of Capital Corp of the West on Form S-8 of our report dated June 11, 2006, with respect to the financial statements and schedules of the Capital Corp of the West Employee Stock Ownership Plan and 401(k) Plan included in annual report for the plan for the plan years ended December 31, 2005 and 2004, as filed on Form 11-K with the Securities and Exchange Commission. We also consent to the use of our name on our report dated June 11, 2006, with respect to the financial statements and schedules of the Capital Corp of the West Employee Stock Ownership Plan and 401(k) Plan for the years ended December 31, 2005 and 2004, included in the Annual Report on Form 11-K which is filed electronically with the Securities and Exchange Commission.

/s/ Cassabon & Associates, LLP

Fresno, California
June 28, 2006

Report of Independent Registered Public Accounting Firm

To the Trustees of
Capital Corp of the West
401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Capital Corp of the West 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Capital Corp of the West 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with generally accepted accounting principles in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedule H - Financial Information (IRS Form 5500) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Cassabon & Associates, LLP
Fresno, California
June 11, 2006

CAPITAL CORP OF THE WEST
401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
Assets
Investments, at fair value:
Shares of registered investment companies:
First Trust Corporation funds	$3,879,839	$3,139,328
Unitized trust fund	8,668,055	6,746,567
Participant notes receivable	198,508	136,437
Total investments	12,746,402	10,022,332
Receivables:
Employer’s contribution	54,485	46,502
Other receivables	-	880
Total receivables	54,485	47,382
Cash and cash equivalents	214,420	161,587
NET ASSETS AVAILABLE FOR BENEFITS	$13,015,307	$10,231,301

The accompanying notes are an integral part of these financial statements.

CAPITAL CORP OF THE WEST
401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

ADDITIONS TO NET ASSETS
Investment income:
Net realized gain and unrealized appreciation in fair value of investments	$1,829,301
Dividends and interest	143,784
Net investment income	1,973,085
Contributions:
Participants	1,204,184
Rollovers	23,097
Employer	239,791
Net contribution income	1,467,072
Total additions	3,440,157
DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	591,543
Administrative expenses	64,608
Total deductions	656,151
NET INCREASE	2,784,006
NET ASSETS AVAILABLE FOR BENEFITS:
December 31, 2004	10,231,301
December 31, 2005	$13,015,307

The accompanying notes are an integral part of these financial statements.

CAPITAL CORP OF THE WEST
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Plan:

The following description of Capital Corp of the West 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:
The Plan is a defined contribution plan. Every Employee of Capital Corp of the West (the Company) is eligible to participate on the first day of the plan year quarter coinciding with or next following the date on which he has completed three months of service for participation and has reached age 21. The Plan was established January 1, 1992. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).

Contributions:
Participants may contribute any percentage that allows the participant to reach the section 401(k) pre-tax contribution limit.. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. These salary reduction contributions are fully vested at all times. Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2005, the Plan offers twenty equity funds and Capital Corp of the West Common Stock Unitized Trust Fund. The Company may make a matching contribution. The amount of the match, if any, will be determined by the Company each year. Additional discretionary amounts may be contributed at the option of the company's board of directors. The Company made discretionary contributions of $239,791 and $219,947 for the years ended December 31, 2005 and 2004, respectively.

Participant Accounts:
Participant accounts are maintained at fair market value. Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution and, (b) Plan earnings, and (c) forfeitures of terminated participant's non-vested accounts. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting:
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of credited service.

CAPITAL CORP OF THE WEST
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Forfeitures:
Any participant who terminates employment before becoming 100% vested in his or her employer contributions accounts will forfeit the non-vested portion of his or her employer contributions when the account is distributed or, earlier, after a five-year break in service. Forfeited amounts are allocated to the remaining participants. However, upon reemployment, forfeited amounts may be restored to the accounts of the participants under the rules set out in the Plan’s forfeitures break in service rules. The total amount to be allocated as of December 31, 2005 is $ 3,540.

Participant Notes Receivable:
Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the Investment Fund from (to) the Participants Note Fund. Loan terms range from 1-5 years, unless the loan is used for the purchase of a primary residence of the Participant, in which case the term of such loan shall be arrived at by mutual agreement between the Committee and the Participant. All loans shall be secured by the borrower's vested account balance and shall be evidenced by the borrower's promissory note. The loans will bear interest at a rate being charged for similar purpose loans by institutional lenders. All loans have a definite repayment schedule with payments being no less than quarterly.

Payment of Benefits:
On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, annual installments over a period of 10 years or less or an amount each year not to extend beyond the participant's life expectancy.

Administrative Expenses:
Administrative expenses are paid directly by the Plan.

Termination of Plan:
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts, and would be entitled to receive the entire amount of their account.

CAPITAL CORP OF THE WEST
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of Accounting Policies:

Basis of Financial Statements:
The accompanying financial statements of the Plan are prepared using the accrual method of accounting.

Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Income:
Interest income from investments is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date.

Investments:
Investments in the Capital Corp of the West Stock Unitized Trust Fund are valued based on the current market value of the underlying assets of the fund. These investments include cash equivalents as well as shares of the common stock of Capital Corp of the West which, along with investments in registered investment companies, are valued at their last reported sales price on the last business day of the Plan year. Participant notes receivable are stated at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.

In accordance with the policy of stating investments at fair value, changes in unrealized appreciation or depreciation are reflected in the statements of changes in net assets available for plan benefits.

Contributions:
Participant contributions are recorded on a bi-weekly basis as they are withheld from the participant’s wages.

Distributions to Participants:
Distributions to participants are recorded when paid by the Plan.

Expenses:
Administrative expenses are recorded as paid for by the Plan.

CAPITAL CORP OF THE WEST
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 3 - Investment Programs:

The funds listed below were the investment options for salary reduction contributions and employer matching contributions as of December 31, 2005. Any of these funds may be invested in short-term debt obligations of any nature or held in cash pending investment or distribution. The assets that comprise these funds may be invested in registered investment companies or the common stock of the Company.

First Trust Corporation Funds:

Ariel Fund SBI	JP Morgan Mid Cap Value Class A
Dodge & Cox Income Fund	Julius Bare International Equity A
Fidelity Mid Cap Sock Fund	Loomis Sayles Bond Fund Retail Class
Fidelity Short Term Bond Fund Retail	Oakmark International Fd
Frank Russell Lifepoint Eqty Agg Strategy	Oppenheimer Capital Appreciation Fund
Frank Russell Lifepoints Agg Strategy	Royce Fund Premier Ser
Frank Russell Lifepoints Balanced Strategy	T Rowe Price Equity Income
Frank Russell Lifepoints Conserv Strategy	TCW Galileo Value Opportunities Class I
Frank Russell Lifepoints Moderate Strategy	Vanguard Explorer Fund
Growth Fund of America Class R-4	Vanguard Index Trust - 500 Portfolio
Portfolio Accounting Svc CCOW Unitized Stock

Participants may change their investment options.

The following presents the investment that represents 5% or more of the Plan’s assets as of December 31:

2005
COMMON STOCT UNITIZED TRUST FUND: (valued at fair value of underlying assets)
Capital Corp of the West Stock Fund	$8,668,055

During 2005, the Plan’s investments (including reinvested dividends, gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,829,301, as follows:

2005
Registered investment companies	$136,094
Common Stock	1,693,207
$1,829,301

CAPITAL CORP OF THE WEST
401(K) PLAN
NOTES TO FINANCIAL STATEMENTS

Note 4 - Information Prepared By and Certified By Trustee:

The following information included in the accompanying financial statements and supplemental schedules was obtained from data that has been prepared and certified to as complete and accurate by First Trust Corporation (trustee) as of December 31, 2005.

2005
Investments, at fair value:
Registered investment companies	$3,879,839
Capital Corp of the West unitized stock fund	$8,668,055
Investment Income
Net appreciation (depreciation) in fair value of investments	$1,829,301
Dividend and interest income	$143,784

Note 5 - Tax Status:

The Plan obtained its latest determination letter on February 10, 2005, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Note 6 - Party-In-Interest Transactions:

Plan investments are funds managed by First Trust Corporation. First Trust Corporation is the trustee of the Plan and therefore, these transactions qualify as a party-in-interest.

The Capital Corp of the West Stock Unitized Trust Fund holds 259,107 shares of Capital Corp of the West common stock as of December 31, 2005 and therefore, qualifies as a party-in-interest.

Participants have loans from their fund accounts outstanding in the amount of $198,508 as of December 31, 2005.

Note 7 - Concentration of Risk:

A portion of the Plan’s assets is invested in the common stock of Capital Corp of the West, which represents 66.60% of the total assets at December 31, 2005 and 92.56% of the Plan’s net investment appreciation for year ended December 31, 2005.

SUPPLEMENTARY INFORMATION

CAPITAL CORP OF THE WEST
401(K) PLAN
(EIN 77-0405791; PN 003)
SUPPLEMENTAL SCHEDULE ACCOMPANYING THE FORM 5500
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

	(b) Identity of Issue, Borrower,
	Lessor, or Similar Party		(e)
	(c) Description of Investment, including maturity	(d)	Current
(a)	date, rate of interest, collateral, par or maturity value	Cost	Value

	First Trust Corporation:
	Ariel Fund SBI, 3,289 shares	$174,009	$164,671
	Dodge & Cox Income Fund, 9,120 shares	116,841	114,366
	Fidelity Mid Cap Stock Fund, 7,399 shares	176,331	196,589
	Fidelity Short Term Bond Fund Retail Class, 14,295 shares	127,989	126,651
	Frank Russell Lifepoint Eqty Agg Strategy C1 S, 2,719 shares	27,993	29,989
	Frank Russell Lifepoints Agg Strategy C1 S, 9,158 shares	98,119	103,853
	Frank Russell Lifepoints Balanced Strategy C1 S, 6,576 shares	72,275	74,439
	Frank Russell Lifepoints Conserv Strategy C1 S, 4,942 shares	53,265	53,175
	Frank Russell Lifepoints Moderate Strategy C1 S, 19,970 shares	215,807	219,476
	Growth Fund of America Class R-4, 14,366 shares	397,867	440,741
	JP Morgan Mid Cap Value Class A, 8,423 shares	189,021	196,084
	Julius Baer International Equity A, 5,148 shares	165,925	182,442
	Loomis Sayles Bond Fund Retail Class, 17,348 shares	238,698	234,713
	Oakmark International Fd, 5,180 shares	111,691	116,654
	Oppenheimer Capital Appreciation Fund Class N, 10,003 shares	407,852	424,248
	Royce Fund Premier Ser, 17,432	269,830	293,905
	T Rowe Price Equity Income, 13,626 shares	361,953	353,193
	TCW Galileo Value Opportunities Class I, 1,937 shares	43,433	42,651
	Vanguard Explorer Fund, 751 shares	56,288	56,440
	Vanguard Index Trust - 500 Portfolio, 3,964 shares	444,152	455,559
	Portfolio Accounting Svc CCOW Unitized Stk, 530,806 shares	7,008,552	8,668,055
	Fiserv Trust Institutional Money Market	214,419	214,419
	Fiserv Trust Money Market Account	1	1
*	Loans to participants - 16 loans with interest rates of 6.25% to 10.50%	-	198,508
	Total assets held for investment purposes at end of year	$10,972,311	$12,960,822
	* An asterisk in column (a) denotes a transaction with a party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Capital Corp of the West 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Capital Corp of the West

401(k) and Employee Stock Ownership Plan

Date: July 27, 2006	By /s/ David Heaberlin
David Heaberlin
Chief Financial Officer